Delisting Determination,The Nasdaq Stock Market, LLC,
June 6, 2018, TMSR Holding Company Limited. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of TMSR Holding Company Limited (the Company), effective at the opening of the trading session on June 18, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(3) and 5620(a). The Company was notified of the Staffs determination on March 12, 2018.
The Company appealed the determination
to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
May 2, 2018, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5550(a)(3) and 5620(a).
Also on May 2, 2018, the Panel issued a decision determination for the warrant and notified the Company that trading in the Companys warrant would be suspended on May 4, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on May 4, 2018.